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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*

                                 Metrocall, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   591 647 102
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                                 (CUSIP Number)

           Gregg S. Lerner, Esq., Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 30, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     Page 1 of 7 sequentially numbered pages

             Exhibit Index Appears at sequentially numbered Page 7.


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                                  SCHEDULE 13D

-----------------------------                                                        -------------------------
CUSIP NO.   591 647 102                                                                   PAGE 2 OF 7 PAGES
----------------------------                                                         -------------------------

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  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        O.R. ESTMAN, INC. 22-2480722
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                      (b) [ ]

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  3     SEC USE ONLY

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  4     SOURCE OF FUNDS*
        OO

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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]

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  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        NEW JERSEY

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            NUMBER OF                7     SOLE VOTING POWER   1,417,181
             SHARES                  -------------------------------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER
            OWNED BY                 -------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER  1,417,181
            REPORTING                -------------------------------------------------------------------------
             PERSON                  10    SHARED DISPOSITIVE POWER
              WITH
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          1,417,181
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]
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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            9.7%
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  14    TYPE OF REPORTING PERSON*
                                                                CO
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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.






                                Page 2 of 7 pages


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ITEM 1.        SECURITY AND ISSUER

               The class of equity securities to which this Statement on
Schedule 13D relates is the common stock $.01 par value per share (the "Shares"), of Metrocall, Inc., a Delaware corporation (the "Issuer"). As of August 30, 1996, the date of the event which required the filing of this Statement, the principal executive offices of the Issuer were located at 6677 Richmond Highway, Alexandria, Virginia 22306, telephone (703) 660-6677.

ITEM 2.        IDENTITY AND BACKGROUND

               This Statement on Schedule 13D is being filed by O.R. Estman, Inc. ("Estman"), which is a New Jersey corporation with its principal place of business at 270 Sparta Avenue, Suite 104- 340, Sparta, New Jersey 07871. Until August 30, 1996, Estman's principal business was the ownership and operation of a paging business. Estman has no current business; substantially all of its assets are Shares of the Issuer. Estman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               The information set forth below is given with respect to each of the executive officers and directors of Estman, such being all of the persons enumerated in Instruction C to this Statement. Column (a) indicates the name of the person; column (b) indicates the business address of the person; column (c) indicates the person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; column (d) indicates whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; and column (e) indicates whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and, if so, identifies and describes such proceedings and summarizes the terms of such judgment, decree or final order. Each of such persons is a United States citizen.

                                Page 3 of 7 pages


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


          (a)                     (b)                              (c)                                         (d)         (e)
----------------------     -----------------   -----------------------------------------------------        -------     -------
Bertram M. Wachtel                (1)                    President and Director, Estman                        No          No
                                                                    (1),(2)


Edward R. Davalos                 (1)              Secretary, Treasurer and Director, Estman                   No          No
                                                                   (1),(2)


Kevan D. Bloomgren                (1)           Vice President and Chief Financial Officer, Estman             No          No
                                                                   (1),(2)


(1) The business address for each of the indicated persons is 270 Sparta Avenue, Suite 104-340, Sparta, New Jersey 07871.


(2) The principal business of Estman is the business conducted in connection with the holding of the Shares.




                                Page 4 of 7 pages


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ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Estman acquired beneficial ownership of 1,417,181 Shares of the Issuer in connection with the Asset Purchase Agreement, by and among Estman, Dana Paging, Inc. d/b/a Message Network, ("Dana"), Bertram M. Wachtel, Edward R. Davalos, Kevan D. Bloomgren and the Issuer, dated February 28, 1996, as amended by the Amendment to the Purchase Agreement, dated August 30, 1996 (as amended, the "Asset Purchase Agreement") in which the Issuer purchased paging and related assets from Estman and its affiliate Dana for an aggregate purchase price of $28,000,000, subject to certain adjustments, of which $17,000,000 was paid to Estman and Dana in cash and the balance paid to Estman in Shares. Of such Shares, 212,389 Shares are currently held in escrow pursuant to the terms of the Asset Purchase Agreement subject to upward or downward adjustment at the time of their release from escrow based upon the then current market price of the Shares. Additional Shares may also be issued to Estman, or surrendered by Estman to the Issuer, based upon the market price of the Shares on the second business day prior to the effectiveness of a registration statement being filed by the Issuer to register the Shares for sale by Estman.

        No funds were expended by Estman in respect of the acquisition by Estman of Shares in connection with the foregoing transactions except with respect to costs and expenses incidental thereto.

ITEM 4.        PURPOSE OF TRANSACTION

        Estman received Shares of the Issuer in consideration for its paging and related assets. It is holding such Shares for investment purposes. Pursuant to the terms of the Asset Purchase Agreement, the Issuer is required to prepare and file a registration statement on Form S-3 with respect to the Shares issued to Estman. Estman may also purchase additional Shares in open market or in privately negotiated transactions, and it may sell Shares from time to time in open market or privately negotiated transactions, including, without limitation, pursuant to such registration statement. Sales of the Shares may be effected from time to time based upon Estman's capital requirements and the market price of the Shares.

        Except as set forth in this Item 4, Estman does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change





                                Page 5 of 7 pages


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in the present Board of Directors or management of the Issue, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other change in the Issuer's business or corporate structure; (vii) changes in the Issuer's Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above.

        Estman reserves the right to determine in the future whether to change the purpose or purposes described above.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

               See the information contained in items (7) - (10), (11) and (13) of the cover page of this Statement on Schedule 13D for a description of the aggregate number of and percentage of outstanding Shares beneficially owned by Estman with respect to which Estman has sole voting and disposition power. Beneficial ownership of all of such Shares was acquired by Estman from the Issuer on August 30, 1996 in connection with the consummation of the Asset Purchase Agreement.

               For purposes of determining the number of Shares received by Estman pursuant to the Asset Purchase Agreement, a price per Share of approximately $7.06 per Share was used. Such price represented the mean of the closing bid and ask prices on August 30, 1996, the closing date of the Asset Purchase Agreement.

               None of the persons listed in Item 2 beneficially own any Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to the Shares.




                                Page 6 of 7 pages


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ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

               (a) Exhibit A: Asset Purchase Agreement by and among O.R. Estman, Inc. d/b/a Satellite Paging, Dana Paging, Inc. d/b/a Message Network, Bertram M. Wachtel, Edward R. Davalos, Kevan D. Bloomgren and Metrocall, Inc., dated February 28, 1996. The Asset Purchase Agreement is incorporated by reference to Metrocall, Inc.'s Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1996, filed with the Securities and Exchange Commission on July 15, 1996.

               (b) Exhibit B: Amendment to the Asset Purchase Agreement by and among O.R. Estman, Inc. d/b/a Satellite Paging, Dana Paging, Inc. d/b/a Message Network, Bertram M. Wachtel, Edward R. Davalos, Kevan D. Bloomgren and Metrocall, Inc., dated August 30, 1996. The Amendment to the Asset Purchase Agreement is incorporated by reference to Metrocall, Inc.'s Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 1996, as amended on October 1, 1996.

                                   SIGNATURES

                After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Dated: November 12, 1996

                                     O.R. Estman, Inc.


                                     By:    /s/ Kevan D. Bloomgren
                                        ---------------------------------
                                     Name:  Kevan D. Bloomgren
                                     Title: Chief Financial Officer




                                Page 7 of 7 pages



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